UNITED STATES
	       SECURITIES AND EXCHANGE COMMISSION
		     WASHINGTON, D.C. 20549

			  FORM U-13-60

			  ANNUAL REPORT

			 FOR THE PERIOD

     Beginning  January 1, 1997    and Ending   December 31, 1997

			     TO THE

	     U.S. SECURITIES AND EXCHANGE COMMISSION

			       OF


		     ENTERGY OPERATIONS, INC.
_________________________________________________________________
		(Exact Name of Reporting Company)


A                Subsidiary                    Service Company
    ____________________________________
	  ("Mutual " or "Subsidiary")


Date of Incorporation    June 6, 1990.    If not Incorporated, Date

of Organization  _________________  State or Sovereign Power under

which Incorporated or Organized  Delaware      Location of Principal

Offices of Reporting Company   1340 Echelon Parkway,  Jackson, Mississippi

Name, title and address of officer to whom correspondence concerning this report should be addressed:  Mr. Louis E. Buck, Jr.  VP, Chief Accounting

Officer    P.O. Box 61000, New Orleans, La. 70161

 Name of Principal Holding Company Whose Subsidiaries are served
		      by Reporting Company:

		       Entergy Corporation

			2 OF 28 PAGES (BLANK)

	    INSTRUCTIONS FOR USE OF FORM U-13-60



1.  Time of Filing
    Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.  Number of Copies
    Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.  Period Covered by Report
    The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year.
    Subsequent reports should cover a calendar year.

4.  Report Format
    Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed
    All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X
    (SS210.3-01 (b)).

6.  Deficits Displayed
    Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, SS210.3-01(c)).

7.  Major Amendments or Corrections
    Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended
    or corrected.   A cover letter shall be submitted
    requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions
    Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.  Organization Chart
    The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation
    The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.






			3 of 28 Pages

	 ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	    For the Year Ended December 31, 1997

	Listing Of Schedules and Analysis of Accounts

					     Schedule or       Page
   Description of Schedules and Accounts    Account Number    Number

Comparative Balance Sheets                    Schedule I       5-6
Service Company Property                      Schedule II       7
Accumulated Provision for Depreciation and
  Amortization of Service Company Property    Schedule III      8
Investments                                   Schedule IV       9
Accounts Receivable from Associate Companies  Schedule V        9
Fuel Stock Expenses Undistributed             Schedule VI      10
Stores Expense Undistributed                  Schedule VII     10
Miscellaneous Current and Accrued Assets      Schedule VIII    11
Miscellaneous Deferred Debits                 Schedule IX      11
Research, Development, or Demonstration
  Expenditures                                Schedule X       11
Proprietary Capital                           Schedule XI      12
Long-Term Debt                                Schedule XII     13
Current and Accrued Liabilities               Schedule XIII    14
Notes to Financial Statements                 Schedule XIV     14
Comparative Income Statements                 Schedule XV      15
Analysis of Billing - Associate Companies     Account 457      16
Analysis of Billing - Nonassociate Companies  Account 458      17
Analysis of Charges for Service - Associate
  and Nonassociate Companies                  Schedule XVI     18
Schedule of Expense Distribution by
  Department or Service Function              Schedule XVII   19-20
Departmental Analysis of Salaries             Various Accounts 21
Outside Services Employed                     Various Accounts 21
Employee Pensions and Benefits                Various Accounts 22
General Advertising Expenses                  Various Accounts 22
Miscellaneous General Expenses                Various Accounts 23
Rents                                         Various Accounts 23
Taxes Other Than Income Taxes                 Various Accounts 24
Donations                                     Various Accounts 24
Other Deductions                              Various Accounts 25
Notes to Statement of Income                  Schedule XVIII   25


							      Page
   Description of Reports or Statements                      Number

Organization Chart                                             26
Methods of Allocation                                          26
Annual Statement of Compensation for Use of Capital Billed     26



			4 OF 28 Pages

	 ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	  Schedule I - Comparative Balance Sheets




Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT                          ASSETS AND OTHER DEBITS                                AS OF DECEMBER 31,
										     1997         1996
	SERVICE COMPANY PROPERTY
101      Service company property (Schedule II)                                   $11,254,383  $11,254,383
107      Construction work in progress (Schedule II)                                  636,230      576,495
										  -----------  -----------
	    Total Property                                                         11,890,613   11,830,878
										  -----------  -----------

108      Less accumulated provision for depreciation and amortization of service
	 company property (Schedule III)                                            8,460,608    7,025,297
										  -----------  -----------
	    Net Service Company Property                                            3,430,005    4,805,581
										  -----------  -----------

	INVESTMENTS

123      Investments in associate companies (Schedule IV)                                   -            -
124      Other investments (Schedule IV)                                                    -            -
										  -----------  -----------
	    Total Investments                                                               -            -
										  -----------  -----------

	CURRENT AND ACCRUED ASSETS

131      Cash                                                                           2,901            -
134      Special deposits                                                                   -            -
135      Working funds                                                                  5,517        7,138
136      Temporary cash investments (Schedule IV)                                           -            -
141      Notes receivable                                                             193,570      182,882
143      Accounts receivable                                                                -      721,197
144      Accumulated provision for uncollectible accounts                                   -            -
145      Notes receivable from associate companies                                     22,000            -
146      Accounts receivable from associate companies (Schedule V)                 46,432,407   35,283,720
152      Fuel stock expenses undistributed (Schedule VI)                                    -            -
154      Materials and supplies                                                             -            -
163      Stores expense undistributed (Schedule VII)                                        -            -
165      Prepayments                                                                        -        4,488
174      Miscellaneous current and accrued assets (Schedule VIII)                     142,381      448,665
										  -----------  -----------
	    Total Current and Accrued Assets                                       46,798,776   36,648,090
										  -----------  -----------

	DEFERRED DEBITS

181      Unamortized debt expense                                                       2,888            -
184      Clearing accounts                                                              7,981            -
186      Miscellaneous deferred debits (Schedule IX)                                1,001,341    1,870,442
188      Research, development, or demonstration expenditures (Schedule X)                  -            -
190      Accumulated deferred income taxes                                            721,829      856,559
										  -----------  -----------
	    Total Deferred Debits                                                   1,734,039    2,727,001
										  -----------  -----------

	    TOTAL ASSETS AND OTHER DEBITS                                         $51,962,820  $44,180,672
										  ===========  ===========

				PAGE 5 OF 28 PAGES

	 ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	  Schedule I - Comparative Balance Sheets


ACCOUNT                 LIABILITIES AND PROPRIETARY CAPITAL                        AS OF DECEMBER 31,
										   1997         1996
	PROPRIETARY CAPITAL
201      Common stock issued (Schedule XI)                                         $5,000       $5,000
211      Miscellaneous paid-in-capital (Schedule XI)                              995,000      995,000
215      Appropriated retained earnings (Schedule XI)                                   -            -
216      Unappropriated retained earnings (Schedule XI)                                 -            -
									      -----------  -----------
	    Total Proprietary Capital                                           1,000,000    1,000,000
									      -----------  -----------

	LONG-TERM DEBT

223      Advances from associate companies (Schedule XII)                               -            -
224      Other long-term debt (Schedule XII)                                            -            -
225      Unamortized premium on long-term debt                                          -            -
226      Unamortized discount on long-term debt-debit                                   -            -
									      -----------  -----------
	    Total Long-term Debt                                                        -            -
									      -----------  -----------


	OTHER NON-CURRENT LIABILITIES

228     Accumulated provision for pensions & benefits and injuries & damages     (182,824)     221,391
									      -----------  -----------
	    Total Other Non-current Liabilities                                  (182,824)     221,391
									      -----------  -----------


	CURRENT AND ACCRUED LIABILITIES

231      Notes payable                                                                  -            -
232      Accounts payable                                                      10,443,709   16,531,875
233      Notes payable to associate companies (Schedule XIII)                  14,951,887   14,907,757
234      Accounts payable to associate companies (Schedule XIII)               24,134,183    8,934,063
236      Taxes accrued                                                            305,564    1,253,685
237      Interest accrued                                                               -            -
238      Dividends declared                                                             -            -
241      Tax collections payable                                                    2,082            -
242      Miscellaneous current and accrued liabilities (Schedule XIII)             37,426       78,249
									      -----------  -----------
	    Total Current and Accrued Liabilities                              49,874,851   41,705,629
									      -----------  -----------

	DEFERRED CREDITS

253      Other deferred credits                                                   250,000    1,253,652
255      Accumulated deferred investment tax credits                                    -            -
									      -----------  -----------
	    Total Deferred Credits                                                250,000    1,253,652
									      -----------  -----------

282      Accumulated deferred income taxes - other property                             -            -
283      Accumulated deferred income taxes - other                              1,020,793            -
									      -----------  -----------

	    TOTAL LIABILITIES AND PROPRIETARY CAPITAL                         $51,962,820  $44,180,672
									      ===========  ===========

				PAGE 6 OF 28 PAGES

	 ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	    For the Year Ended December 31, 1997

	   Schedule II - Service Company Property

					    Balance at             Retirements  Other    Balance at
					     Beginning  Additions      or      Changes    Close of
	Description                           of Year                 Sales      (1)        Year

Service Company Property
Account
  301   Organization                         $        -   $     -     $   -     $   -    $         -
  303   Miscellaneous Intangible Plant        1,271,722         -         -         -      1,271,722
  304   Land and Land Rights                          -         -         -         -              -
  305   Structures and Improvements                   -         -         -         -              -
  306   Leasehold Improvements                3,239,633         -         -         -      3,239,633
  307   Equipment (2)                         3,956,680         -         -         -      3,956,680
  308   Office Furniture and Equipment        2,290,632         -         -         -      2,290,632
  309   Automobiles, Other Vehicles
	    and Related Garage Equipment          5,767         -         -         -          5,767
  310   Aircraft and Airport Equipment          489,949         -         -         -        489,949
  311   Other Service Company Property (3)            -         -         -         -              -
					    --------------------------------------------------------
		     SUBTOTAL                11,254,383         -         -         -     11,254,383
					    --------------------------------------------------------
  107   Construction Work in Progress (4)       576,495    59,735         -         -        636,230
					    --------------------------------------------------------
		      TOTAL                 $11,830,878   $59,735     $   -     $   -    $11,890,613
					    ========================================================

(1) Provide an explanation of those changes considered material:
	N/A

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

								Balance at
	     Subaccount Description               Additions   Close of Year

307.02  Communications and Dispatch              $      -     $1,597,340
307.03  Data Processing                                 -      2,359,340

						 ----------   ----------
					TOTAL    $      -     $3,956,680
						 ==========   ==========

(3) Description of other service company property:
	N/A

(4) Description of construction work in progress:

	Purchase of office equipment and leasehold improvements to corporate offices.

			    7 OF 28 PAGES

	  ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	     For the Year Ended December 31, 1997

      Schedule III - Accumulated Provision for Depreciation and Amortization of Service Company Property


					  Balance at   Additions                  Other      Balance
					   Beginning  Charged to               Changes Add   at Close
		   Description              of Year   Account 403 Retirements (Deduct) (1)   of Year

Account
  301    Organization                      $        -  $        -   $    -        $     -   $        -
  303    Miscellaneous Intangible Plant       249,379     185,517        -         20,890      455,786
  304    Land and Land Rights                       -           -        -              -            -
  305    Structures and Improvements                -           -        -              -            -
  306    Leasehold Improvements             1,511,851     232,722        -         19,394    1,763,967
  307    Equipment                          2,763,042     909,320        -                   3,672,362
  308    Office Furniture and Equipment     2,000,485      67,468        -              -    2,067,953
  309    Automobiles, Other Vehicles
	     and Related Garage Equipment       5,959           -        -              -        5,959
  310    Aircraft and Airport Equipment       494,581           -        -              -      494,581
  311    Other Service Company Property             -           -        -              -            -

					   -----------------------------------------------------------
				    TOTAL  $7,025,297  $1,395,027   $    -        $40,284   $8,460,608
					   ===========================================================
(1)  Provide an explanation of those changes considered material:

      N/A

			8 OF 28 PAGES

	  ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	     For the Year Ended December 31, 1997

		 Schedule IV - Investments

Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

						 Balance at       Balance at
Description                                  Beginning of Year  Close of Year

Account 123 - Investment in Associate Companies   $    -        $     -

Account 124 - Other Investments                        -              -

Account 136 - Temporary Cash Investments               -              -
						  ---------     ----------
				    TOTAL         $    -        $     -
						  =========     ==========

	  ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	     For the Year Ended December 31, 1997

   Schedule V - Accounts Receivable from Associate Companies


Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

						   Balance at      Balance at
Description                                   Beginning of Year  Close of Year

Account 146 - Accounts Receivable from
	       Associate Companies
		Entergy Arkansas, Inc.               $5,428,556   $5,760,336
		System Energy Resources, Inc.        15,053,214   24,653,914
		Entergy Louisiana, Inc.                 985,364    2,919,678
		Entergy Services, Inc.                 (295,999)    (460,601)
		Entergy Corporation                     789,955            -
		Entergy Gulf States, Inc.            13,322,630   13,559,080
						    -----------  -----------
				    TOTAL           $35,283,720  $46,432,407
						    ===========  ===========
							    Total
Analysis of Convenience or Accommodation                  Payments
 Payments:                                               $    -

							 ---------
		   TOTAL PAYMENTS                        $    -
							 =========


		       9 OF 28 PAGES

	  ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	     For the Year Ended December 31, 1997

       Schedule VI - Fuel Stock Expenses Undistributed


Instructions:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


		 Description             Labor      Expenses      Total

Account 152 - Fuel Stock Expenses    $       -   $       -    $       -
   Undistributed


				     -------------------------------------
			 TOTAL       $       -   $       -    $       -
				     =====================================
Summary:

	 N/A


	  ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	     For the Year Ended December 31, 1997

	  Schedule VII - Stores Expense Undistributed

Instructions:

Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.




		 Description          Labor      Expenses      Total

Account 163 - Stores Expense
   Undistributed                  $       -   $       -    $       -
				  -----------------------------------
		 TOTAL            $       -   $       -    $       -
				  ===================================

			10 OF 28 PAGES

	  ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	     For the Year Ended December 31, 1997

    Schedule VIII - Miscellaneous Current and Accrued Assets

Instructions:

Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


						Balance at  Balance at
	    Description                          Beginning   Close of
						  of Year       Year

Account 174 - Miscellaneous Current and Accrued Assets
	      Unbilled Jobbing Orders             $448,205    $48,249
	      Other                                    460     94,132
						  --------   --------

					   TOTAL  $448,665   $142,381
						  ========   ========


	  ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	     For the Year Ended December 31, 1997

	  Schedule IX - Miscellaneous Deferred Debits


Instructions:

Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.



						Balance at   Balance at
	    Description                          Beginning    Close of
						  of Year       Year

Account 186 - Miscellaneous Deferred Debits
	      ARM Vouchers                        $172,451    $172,451
	      Long Term Incentive Plan           1,786,753     909,000
	      Other                                (88,762)    (80,110)
						----------  ----------
				       TOTAL    $1,870,442  $1,001,341
						==========  ==========


	  ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	     For the Year Ended December 31, 1997

 Schedule X - Research, Development, or Demonstration Expenditures


Instructions.

Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

						  Balance at    Balance at
	    Description                            Beginning     Close of
						    of Year        Year

Account 188 - Research, Development, or             $    -       $    -
  Demonstration Expenditures

						    --------     --------
				       TOTAL        $    -       $    -
						    ========     ========

			11 OF 28 PAGES

	  ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	     For the Year Ended December 31, 1997

	      Schedule XI - Proprietary Capital



				 Number of
				   Shares     Par of Stated    Outstanding Close of Period
Account Number   Class of Stock  Authorized  Value Per Share   No. of Shares  Total Amount
Account 201-Common Stock Issued     1,000          $5.00            1,000         $5,000


Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

	     Description                                      Amount

Account 211 - Miscellaneous Paid-in Capital                   $995,000

Account 215 - Appropriated Retained Earnings                         -
							      --------
						     TOTAL    $995,000
							      ========


Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared, and date paid.

			Balance at    Net Income    Dividends  Balance at
			 Beginning    -or (loss)      Paid      Close of
 Description              of Year                                 Year

Account 216 -            $     -        $    -      $     -      $    -
 Unappropriated
 Retained Earnings

			 ------------------------------------------------
	      TOTAL      $     -        $    -      $     -      $    -
			 ================================================

			    12 OF 28 PAGES

	  ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	     For the Year Ended December 31, 1997

		Schedule XII - Long-Term Debt

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

				Terms of
			       Obligation                                Balance at                         Balance at
			     Class & Series   Date of  Interest  Amount   Beginning                          Close
  Name of Creditor           of Obligation   Maturity    Rate  Authorized  of Year   Additions  Deductions  of Year
Account 223 - Advances from
		Associate
		Companies:                                      $    -     $   -      $   -      $    -      $   -

Account 224 - Other Long-Term
		Debt:                                                -         -          -           -          -

								----------------------------------------------------
		TOTAL                                           $    -     $   -      $   -      $    -      $   -
								====================================================
(1) Give an explanation of Deductions:

	  N/A



				13 OF 28 PAGES

	  ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

	     For the Year Ended December 31, 1997

       Schedule XIII - Current and Accrued Liabilities

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

						     Balance at  Balance at
		  Description                        Beginning    Close of
						      of Year       Year

Account 233 - Notes Payable to Associate Companies  $14,907,757 $14,951,887

						    ----------- -----------
					      TOTAL $14,907,757 $14,951,887
						    =========== ===========

Account 234 - Accounts Payable to Associate Companies

Entergy Arkansas, Inc.                              ($1,826,844) $2,779,933
System Energy Resources, Inc.                         3,999,051  11,582,537
Entergy Louisiana, Inc.                               4,697,483   7,175,451
Entergy Services, Inc.                                3,260,817       2,065
Entergy Corporation                                     163,148           -
Money Pool Interest Payable                              66,162      31,575
Entergy Gulf States, Inc.                            (1,425,754)  2,562,622
						     ---------- -----------
				      TOTAL          $8,934,063 $24,134,183
						     ========== ===========
Account 242 - Miscellaneous Current and
  Accrued Liabilities
    Severance Payroll Accruals                          $42,647     $     -
    Other - External Director Stock Plan                 35,602      37,426
							-------     -------
				      TOTAL             $78,249     $37,426
							=======     =======



		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		  For the Year Ended December 31, 1997


	      Schedule XIV - Notes to Financial Statements


Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 14 ( 2 ) through 14 ( 6 )

			14 OF 28 PAGES ( 1 )

		 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 1997

		Schedule  XIV - Notes To Financial Statements


NOTE 1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

      Entergy Operations, Inc. (Entergy Operations) is a nuclear management service company wholly owned by Entergy Corporation. Entergy Operations has been authorized to act as an agent in the operations, but not ownership, of Arkansas Nuclear One Steam Electric Generating Station Units 1 and 2 (ANO), River Bend Steam Electric Generating Station (River Bend), Waterford Steam Electric Generating Station Unit No. 3 (Waterford 3), and Grand Gulf Steam Electric Generating Station Unit 1 (Grand Gulf 1), subject to oversight by Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., and System Energy Resources, Inc. (collectively, the Companies), respectively. The Companies and the Grand Gulf 1 co-owner retained their ownership interests, associated capacity, and energy entitlements and pay directly or reimburse Entergy Operations for the costs associated with the operation and maintenance of these units. Entergy Corporation entered into separate guarantee agreements with the Companies whereby Entergy Corporation guaranteed the financial ability of Entergy Operations to meet its various financial obligations to the Companies under the operating agreements, as long as the Companies continue to meet their payment obligations to Entergy Operations under the applicable operating agreements.

System of Accounts

      Entergy Operations maintains its accounts in accordance with the Public Utility Holding Company Act of 1935, as administrated by the Securities and Exchange Commission (SEC), and has adopted a system of accounts consistent with the system prescribed by the Federal Energy Regulatory Commission. Certain previously reported amounts have been reclassified to conform to current classifications with no effect on net income or shareholder's equity.

Use of Estimates in the Preparation of Financial Statements

      The preparation of Entergy Operations' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Depreciation and Amortization

      Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property, which range from 5 to 15 years. Amortization of leasehold improvements is computed on a straight-line basis over the lease terms.

Income Taxes

	      Entergy Operations accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets and liabilities, and loss carryforwards, and be based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

     Entergy Operations joins its parent and the other Entergy Corporation subsidiaries in filing a consolidated Federal income tax return. Income taxes (or benefits) are allocated to Entergy Operations in proportion to its contribution to consolidated taxable income. SEC regulations require that neither Entergy Corporation nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Operations files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries and a separate income tax return for Louisiana.

Cash and Cash Equivalents

	      Entergy Operations considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Disclosure

     Entergy Operations considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.


NOTE 2.         INCOME TAXES

	      Deferred income taxes are provided in recognition of temporary differences between the financial reporting and income tax basis of assets and liabilities and loss carryforwards. Deferred income tax assets (liabilities) are comprised of the following at December 31, 1997 and 1996 (in thousands):

					       1997             1996
   Deferred Tax Assets:
     Excess capital loss carryforward       $     403          $     403
     Severance reserve                              -                 16
     Deferred compensation                          -                573
     Operating reserves                            18                 39
     Depreciation                                  72                  -
     Other                                          -                  2
					       ------            -------
       Total                                      493              1,033
					       ------            -------

   Deferred Tax Liabilities:
     Depreciation                                   -               (176)
     Deferred compensation                       (593)                 -
     Injuries and damages reserve                (164)                 -
     Pension and benefits (OPEB) reserve          (35)                 -
					     --------          ---------
       Total                                     (792)              (176)
					     --------          ---------
   Net Deferred Tax Assets/(Liabilities)     $   (299)         $     857
					     ========          =========

     The benefit associated with these deferred tax assets has been or will be utilized in the Entergy Corporation consolidated return. The ultimate realization of these deferred tax assets for Entergy Operations is dependent upon the allocation of the tax benefit from the Entergy Corporation consolidated return.

	   Entergy Operations' effective income tax rate was 100% in 1997, 1996, and 1995, compared to the current federal statutory income tax rate of 35%. The primary reason for the difference between the effective and statutory income tax rates is that Entergy Operations collects revenue adequate to fund its income tax expense. The income tax expense for 1997, 1996, and 1995 resulted primarily from non-deductible permanent items and state income taxes. The provision for intercompany expense (benefit) in lieu of federal income taxes for the years ended December 31, 1997, 1996, and 1995 consisted of the following (in thousands):

				1997          1996          1995

  Current:
    Federal                  $   (775)      $    372       $    64
    State                        (112)         1,214           (57)
			     -------------------------------------
      Total                      (887)         1,586             7
			     -------------------------------------

  Deferred:

    Federal                     1,005             18           223
    State                         151              2            34
			     -------------------------------------
      Total                     1,156             20           257
			     -------------------------------------
  Total income tax expense   $    269        $ 1,606       $   264
			     =====================================


NOTE 3.         LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

      Entergy Operations has SEC authorization, through November 30, 2001, to effect short-term borrowings from Entergy Corporation in an aggregate amount outstanding at any one time of up to $20 million through a borrowing arrangement with interest rates based on a prime rate. This borrowing arrangement was not used during 1997, 1996, or 1995.

      Entergy Operations participates with certain other Entergy Corporation subsidiaries in the System Money Pool (Money Pool), an intra-system borrowing arrangement designed to reduce the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Operations from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above.

      The borrowings from the Money Pool and applicable interest rates for 1997, 1996, and 1995 were as follows (dollars in thousands):

						    1997      1996       1995

Average borrowing                                 $ 16,054  $ 10,208  $  9,521
Maximum borrowing at month end                    $ 19,511  $ 14,908  $ 11,519
Average effective interest rate during the year       5.6%      5.4%      6.0%
Average effective interest rate at end of year        6.3%      5.9%      5.9%


NOTE 4.         COMMITMENTS AND CONTINGENCIES

      In connection with the Entergy Corporation-Entergy Gulf States, Inc. merger (Merger), Entergy Gulf States Inc. filed two applications with the Nuclear Regulatory Commission (NRC) in January 1993 to amend the River Bend operating license. The applications sought the NRC's consent to the Merger and to a change in the licensed operator of the facility from Entergy Gulf States, Inc. to Entergy Operations. The NRC Staff issued the two license amendments for River Bend, which were effective immediately upon consummation of the Merger. On February 14, 1994, Cajun Electric Power Cooperative, Inc. (Cajun) filed with the United States Court of Appeals for the District of Columbia Circuit (D.C. Circuit) petitions for review of the two license amendments for River Bend. In March 1995, the D.C. Circuit ordered that the NRC order and license amendments be set aside, and remanded the case to the NRC for further consideration. Subsequently, the NRC affirmed its original findings and reissued the two license amendments. Cajun and the Arkansas Cities and Cooperatives (Cities of Benton, North Little Rock, Prescott and Osceola; the Conway Corporation, the West Memphis Utilities Commission and the Farmer's Electric Cooperative) filed petitions for review of those NRC orders with the D.C. Circuit. On May 8, 1997, the D.C. Circuit granted Cajun's motion to dismiss its appeal. Arkansas Cities and Cooperatives' appeal has been briefed and remains pending. The two license amendments are currently in full force and effect.

NOTE 5.         OPERATING LEASES

	     Total rent expense for 1997, 1996, and 1995 was approximately $15.5 million, $9.4 million, and $14.3 million, respectively. As of December 31, 1997, Entergy Operations had non-cancelable operating leases with future minimum rental commitments on building space as follows (in thousands):


					   Minimum Lease
					      Payments

		   1998                   $         2,906
		   1999                             3,004
		   2000                             2,832
		   2001                             2,848
		   2002                             2,865
		   Years thereafter                 4,772
					  ---------------
			   TOTAL          $        19,227
					  ===============

NOTE 6.         EMPLOYEE BENEFITS

Employee Benefit Plans

      Certain key employees of Entergy Operations participate in the Equity Ownership Plan of Entergy Corporation and Subsidiaries (Equity
Plan) in which they receive shares of common stock based upon achievement of specified performance goals, the costs of which are initially deferred and then charged to income over the restricted period. At December 31, 1997, there were shares with a cost of
$909,000 included in Other Deferred Debits for Entergy Corporation common stock purchased related to the Equity Plan. Under the Equity Plan in 1997 and 1996, Entergy Operations recorded compensation expense of $202,000 (representing approximately 6,000 shares) and $258,000 (representing approximately 8,000 shares), respectively.

      Employees of Entergy Operations are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings
Plan) upon meeting certain eligibility requirements. The Savings Plan provides that the employing Entergy subsidiary may make matching contributions to the Savings Plan in an amount equal to 50% of the participant's contribution to the extent that the total participant contribution is less than or equal to 6% of the participant's earnings as defined in the Savings Plan. In 1997, 1996, and 1995, Entergy Operations contributed $4.5 million, $4.5 million, and $4.6 million, respectively, to the Savings Plan.

      Eligible employees of Entergy Operations may participate in the Employee Stock Ownership Plan of Entergy Corporation and Subsidiaries
(ESOP). The ESOP is a defined contribution plan. Contributions to the ESOP, and any income thereon, are invested in Entergy Corporation common stock and are based on the expected utilization of additional investment tax credits in the applicable federal income tax return of Entergy Corporation and its subsidiaries. There were no contributions to the ESOP in the years ended December 31, 1997, 1996 and 1995. No additional investment tax credits are available for contribution under the ESOP. Therefore, effective January 1998, the ESOP was merged into the Savings Plan.

      Effective December 31, 1997, the Gulf States Utilities Employee Stock Ownership Plan was amended to include eligible employees of Entergy Operations. This plan is a defined contribution plan. Contributions to this plan, and any income thereon, are invested in Entergy Corporation common stock and are based on the expected utilization of additional investment tax credits in the federal income tax return of Entergy Gulf States, Inc.

Postretirement Benefit Plans

     Eligible employees of Entergy Operations are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees may become eligible for these benefits if they reach retirement age while working for Entergy Operations.

      Effective June 1990, all System Energy Resources, Inc. employees became employees of Entergy Operations. However, the employees still remained under System Energy Resources, Inc.'s postretirement benefit plans, and no transfers of related liabilities and assets were made. Also, ANO and Waterford 3 employees who transferred to Entergy
Operations in June 1990 remained under Entergy Arkansas, Inc.'s and Entergy Louisiana, Inc.'s plans, and River Bend employees who transferred to Entergy Operations in January 1994 remained under Entergy Gulf States, Inc.'s plans with no transfer of related liabilities and assets.

      The Retirement Plans of Entergy Corporation and its various subsidiaries were amended to transfer assets and related liabilities to a single Entergy Corporation Retirement Plan for all non-bargaining employees effective January 1, 1995, and for all bargaining employees effective December 31, 1996. The pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Corporation's policy is to fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986 as amended. The assets of the pension plans include common and preferred stocks, fixed income securities, interest in a money market fund, and insurance contracts.


NOTE 7.         TRANSACTIONS WITH AFFILIATES

      Entergy Operations has been authorized, pursuant to certain operating agreements, to act as an agent for the Companies in the operations, but not ownership, of ANO, River Bend, Waterford 3, and Grand Gulf 1, respectively. In return, the Companies pay directly or reimburse Entergy Operations for the costs associated with operating those units.

      Entergy Operations receives, pursuant to a service agreement, technical and advisory services from Entergy Services, Inc. These services amounted to $46.5 million in 1997, $35.4 million in 1996, and $27.3 million in 1995 with the Companies reimbursing Entergy Operations for their respective portions.

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		  For the Year Ended December 31, 1997


	      Schedule XV - Comparative Income Statements


Account                    Description                        Current Year    Prior Year*

	 INCOME
457      Services rendered to associate companies             $700,419,098   $598,545,937
458      Services rendered to nonassociate companies              -              -
421      Miscellaneous income or loss                             -              -
							      ------------   ------------
			 TOTAL INCOME                          700,419,098    598,545,937
							      ------------   ------------
	 EXPENSES - Income Statement

500-557  Power production                                      471,761,331    413,906,450
562      Station expenses                                           37,069        159,910
920      Salaries and wages                                     21,216,508     26,503,088
921      Office supplies and expenses                            5,758,704     13,150,506
922      Administrative expense transferred - credit              -              -
923      Outside services employed                              15,336,913     24,042,404
924      Property insurance                                        184,469      2,924,264
925      Injuries and damages                                    3,193,125      1,399,130
926      Employee pensions and benefits                         20,257,555     17,915,140
928      Regulatory commission expenses                            611,691      1,413,036
930.1    General advertising expenses                               85,617       -
930.2    Miscellaneous general expenses                          3,405,990      2,788,749
931      Rents                                                   7,150,725      3,421,147
932      Maintenance of structures and equipment                   265,735       -
403-404  Depreciation and amortization expense                   1,395,027      1,161,477
408      Taxes other than income taxes                          16,055,563     17,692,827
409      Income taxes (benefits)                                  (886,837)     1,585,729
410-411  Provision for deferred income taxes                     1,155,524         20,650
411.5    Investment tax credit                                    -              -
421      Miscellaneous nonoperating income                         (22,887)      (160,000)
426.1    Donations                                                 158,503         86,691
426.3    Penalties                                                      56       -
426.4    Civic, political, and related activities                     (905)         1,605
426.5    Other deductions                                          170,735         50,300
427      Interest on long-term debt                               -              -
430      Interest on debt to associate companies                   838,112        560,941
431      Other interest expense                                   -               357,967
							      ------------   ------------
	       TOTAL EXPENSES - Income Statement               568,128,323    528,982,011
							      ------------   ------------

	 EXPENSES - Balance Sheet

107EXP   Construction work in progress                         109,788,304    101,919,897
154EXP   General inventory                                      26,118,270     (3,670,646)
163EXP   Stores expense undistributed                           (3,761,856)   (15,816,630)
165EXP   Prepaid expense                                          (676,654)      (442,459)
174EXP   Miscellaneous current and accrued expense                 123,269    (12,487,435)
184EXP   Other expenses                                            699,442         61,199
							      ------------   ------------
			 TOTAL EXPENSES - Balance Sheet        132,290,775     69,563,926
							      ------------   ------------
			 NET INCOME (LOSS)                    $         -    $        -
							      ============   ============

* Prior year totals were restated to comply with the FERC Uniform Systems of Accounts, which is currently being utilized by Entergy Operations, Inc.
  These totals should be used for comparative purposes only.

			  15 OF 28 PAGES
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

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		  For the Year Ended December 31, 1997


	  Analysis of Billing - Associate Companies - Account 457




				       Direct       Indirect   Compensation     Total
					Costs        Costs       For Use       Amount
 Name of Associate Company             Charged      Charged     of Capital     Billed
					 457         457-2        457-3
Arkansas Nuclear One                 $195,016,927  $12,767,091  $   -        $207,784,018

Waterford 3 Nuclear Station           180,726,803   13,443,929      -         194,170,732

Grand Gulf Nuclear Station (1)        113,555,391   13,760,687      -         127,316,078

River Bend Nuclear Station (1)        157,107,988   14,040,282      -         171,148,270
				     ------------  -----------  ---------    ------------

			 TOTAL       $646,407,109  $54,011,989  $   -        $700,419,098
				     ============  ===========  =========    ============


(1) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.

				 16 OF 28 PAGES
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

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		  For the Year Ended December 31, 1997


       Analysis of Billing - Nonassociate Companies - Account 458



Instruction:
Provide a brief description of the services rendered to each nonassociate company:

			 Direct    Indirect Compensation              Excess     Total
			  Cost       Cost     For Use      Total        Or       Amount
Name of Nonassociate     Charged   Charged   of Capital     Cost    Deficiency   Billed
  Company                458-1      458-2      458-3                  458-4
			 $   -      $  -      $   -       $   -      $   -      $   -
			 --------------------------------------------------------------
		 TOTAL   $   -      $  -      $   -       $   -      $   -      $   -
			 ==============================================================



				17 OF 28 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		  For the Year Ended December 31, 1997


	    Schedule XVI - Analysis of Charges for Service -
		   Associate and Nonassociate Companies


Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
									 Nonassociate
				   Associate Company Charges           Company Charges               Total Charges for Service
				 Direct       Indirect                Direct  Indirect            Direct      Indirect
Account    Description of Items   Cost          Cost        Total      Cost     Cost    Total      Cost         Cost         Total
500-557   Power production  $468,273,280   $3,488,051 $471,761,331                           $468,273,280  $3,488,051  $471,761,331
562       Station expenses        37,069                    37,069                                 37,069                    37,069
920       Salaries & wages    15,182,055    6,034,453   21,216,508                             15,182,055   6,034,453    21,216,508
921       Office supplies
	   and expenses        4,415,583    1,343,121    5,758,704                              4,415,583   1,343,121     5,758,704
922       Administrative expense
	   transferred - crediT
923       Outside services
	   employed           13,453,374    1,883,539   15,336,913                             13,453,374   1,883,539    15,336,913
924       Property insurance     181,997        2,472      184,469                                181,997       2,472       184,469
925       Injuries and damages 2,659,616      533,509    3,193,125                              2,659,616     533,509     3,193,125
926       Employee pensions
	   and benefits      (10,319,957)  30,577,512   20,257,555                            (10,319,957) 30,577,512    20,257,555
928       Regulatory commission
	   expenses              236,949      374,742      611,691                                236,949     374,742       611,691
930.1     General advertising
	   expenses               68,091       17,526       85,617                                 68,091      17,526        85,617
930.2     Miscellaneous general
	   expenses            2,319,481    1,086,509    3,405,990                              2,319,481   1,086,509     3,405,990
931       Rents                5,828,731    1,321,994    7,150,725                              5,828,731   1,321,994     7,150,725
932       Maintenance of
	   general plant         257,165        8,570      265,735                                257,165       8,570       265,735
403-404   Depreciation and
	   amortization                     1,395,027    1,395,027                                          1,395,027     1,395,027
	   expense
408       Taxes other than
	   income taxes       15,163,723      891,840   16,055,563                             15,163,723     891,840    16,055,563
409       Income taxes (benefits)            (886,837)    (886,837)                                          (886,837)     (886,837)
410-411   Provision for deferred
	   income taxes                     1,155,524    1,155,524                                          1,155,524     1,155,524
412       Investment tax credit
421       Miscellaneous
	   nonoperating income   (22,887)                  (22,887)                               (22,887)                  (22,887)
426.1     Donations                7,381      151,122      158,503                                  7,381     151,122       158,503
426.3     Penalties                   56                        56                                     56                        56
426.4     Civic, political,
	   and related              (601)        (304)        (905)                                  (601)       (304)         (905)
	   activities
426.5     Other deductions       120,240       50,495      170,735                                120,240      50,495       170,735
427       Interest on long-term debt
431       Other interest expense
107EXP    Construction work
	   in progress       109,788,304               109,788,304                            109,788,304               109,788,304
154EXP    General inventory   26,118,270                26,118,270                             26,118,270                26,118,270
163EXP    Stores expenses
	   undistributed      (7,506,868)    3,745,012  (3,761,856)                            (7,506,868)   3,745,012   (3,761,856)
165EXP    Prepaid expense       (676,654)                 (676,654)                              (676,654)                 (676,654)
174EXP    Miscellaneous current
	   and accrued expense   123,269                   123,269                                123,269                   123,269
184EXP    Other expenses         699,442                   699,442                                699,442                   699,442
			    -------------------------------------------------------------------------------------------------------
	    TOTAL EXPENSES   646,407,109   53,173,877  699,580,986                            646,407,109  53,173,877   699,580,986
			    -------------------------------------------------------------------------------------------------------
	  Compensation for use of Equity
	   Capital
			    -------------------------------------------------------------------------------------------------------
430       Interest on debt to associate       838,112      838,112                                            838,112       838,112
	   companies
			    -------------------------------------------------------------------------------------------------------
      TOTAL COST OF SERVICE $646,407,109  $54,011,989 $700,419,098                           $646,407,109 $54,011,989  $700,419,098
			    =======================================================================================================

			   18 OF 28 PAGES
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
		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		  For the Year Ended December 31, 1997


	    Schedule XVII - Schedule of Expense Distribution by
		   Department or Service Function



Instruction:
Indicate each department or service function. (See Instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts).

											DEPARTMENT OR SERVICE FUNCTION
						       Total                     Arkansas     Grand Gulf  Waterford 3   River Bend
Account            Description of Items              Directs &       Total        Nuclear      Nuclear      Nuclear      Nuclear
Number                                               Indirects      Directs         One        Station      Station      Station
500-557 Power production                            $471,761,331  $468,273,280  $137,651,211  $85,084,434 $134,839,109 $110,698,526
562     Station expenses                                  37,069        37,069        13,315        7,982        9,496        6,276
920     Salaries & wages                              21,216,508    15,182,055     4,151,054    3,453,957    3,555,755    4,021,289
921     Office supplies and expenses                   5,758,704     4,415,583     1,127,475    1,215,342      839,922    1,232,844
922     Administrative expense transferred - credit
923     Outside services employed                     15,336,913    13,453,374     3,446,007    3,257,561    3,162,453    3,587,353
924     Property insurance                               184,469       181,997        13,652      140,984       13,708       13,653
925     Injuries and damages                           3,193,125     2,659,616       556,110      721,056      695,173      687,277
926     Employee pensions and benefits                20,257,555   (10,319,957)   (3,615,011)     (67,811)  (1,881,373)  (4,755,762)
928     Regulatory commission expenses                   611,691       236,949           483      235,500          483          483
930.1   General advertising expenses                      85,617        68,091        11,359       20,230       19,229       17,273
930.2   Miscellaneous general expenses                 3,405,990     2,319,481       717,248      682,523      509,935      409,775
931     Rents                                          7,150,725     5,828,731       941,624      878,020      860,617    3,148,470
932     Maintenance of general plant                     265,735       257,165        73,657       60,890       60,259       62,359
403-404 Depreciation and amortization expense          1,395,027
408     Taxes other than income taxes                 16,055,563    15,163,723     5,479,103    2,979,653    3,789,022    2,915,945
409     Income taxes (benefits)                         (886,837)
410-411 Provision for deferred income taxes            1,155,524
411.5   Investment tax credit
421     Miscellaneous nonoperating income                (22,887)      (22,887)       (5,721)      (5,722)      (5,722)      (5,722)
426.1   Donations                                        158,503         7,381         1,942        2,018        2,654          767
426.3   Penalties                                             56            56            14           14           14           14
426.4   Civic, political, and related activities            (905)         (601)         (140)        (154)        (155)        (152)
426.5   Other deductions                                 170,735       120,240        30,060       29,780       29,750       30,650
427     Interest on long-term debt
430     Interest on debt to associate companies          838,112
431     Other interest expense
107EXP  Construction work in progress                109,788,304   109,788,304    43,220,628   18,704,196   26,530,328   21,333,152
154EXP  General inventory                             26,118,270    26,118,270     2,367,728      294,780    5,782,272   17,673,490
163EXP  Stores expenses undistributed                 (3,761,856)   (7,506,868)   (1,313,968)  (3,873,946)   1,724,705   (4,043,659)
165EXP  Prepaid expense                                 (676,654)     (676,654)      (78,911)    (426,173)     (69,693)    (101,877)
174EXP  Miscellaneous current and accrued expense        123,269       123,269        31,766       30,929                    60,574
184EXP  Other expenses                                   699,442       699,442       196,242      129,348      258,862      114,990
						    -------------------------------------------------------------------------------
				    TOTAL EXPENSES  $700,419,098  $646,407,109  $195,016,927 $113,555,391 $180,726,803 $157,107,988
						    ===============================================================================

			       19 OF 28 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		  For the Year Ended December 31, 1997


	    Schedule XVII - Schedule of Expense Distribution by
		   Department or Service Function





Instruction:
Indicate each department or service function.  (See Instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts).

									  DEPARTMENT OR SERVICE FUNCTION
							 Total       Arkansas    Grand Gulf  Waterford 3 River Bend
Account             Description of Items               Indirects     Nuclear      Nuclear      Nuclear     Nuclear
Number                                                                 One        Station      Station     Station
500-557 Power production                                $3,488,051    ($154,245)  $1,170,314  $1,325,571  $1,146,411
562     Station expenses
920     Salaries & wages                                 6,034,453    1,552,490    1,521,018   1,471,146   1,489,799
921     Office supplies and expenses                     1,343,121      380,160      307,616     278,772     376,573
922     Administrative expense transferred - credit
923     Outside services employed                        1,883,539      439,759      534,414     452,613     456,753
924     Property insurance                                   2,472          618          618         618         618
925     Injuries and damages                               533,509      127,818      121,564     108,963     175,164
926     Employee pensions and benefits                  30,577,512    7,645,632    7,644,518   7,641,881   7,645,481
928     Regulatory commission expenses                     374,742        8,547          154         258     365,783
930.1   General advertising expenses                        17,526        3,510        4,934       3,120       5,962
930.2   Miscellaneous general expenses                   1,086,509      327,303      275,426     256,383     227,397
931     Rents                                            1,321,994      332,729      324,152     337,690     327,423
932     Maintenance of general plant                         8,570        2,159        2,136       2,136       2,139
403-404 Depreciation and amortization expense            1,395,027      347,347      353,793     347,841     346,046
408     Taxes other than income taxes                      891,840      304,781      197,964     197,490     191,605
409     Income taxes (benefits)                           (886,837)    (221,754)    (221,709)   (221,687)   (221,687)
410-411 Provision for deferred income taxes              1,155,524      288,927      288,881     288,858     288,858
411.5   Investment tax credit
421     Miscellaneous nonoperating income
426.1   Donations                                          151,122       37,992       37,710      37,710      37,710
426.3   Penalties
426.4   Civic, political, and related activities              (304)         (76)         (76)        (76)        (76)
426.5   Other deductions                                    50,495       12,516       12,517      12,517      12,945
427     Interest on long-term debt
430     Interest on debt to associate companies            838,112      209,528      209,528     209,528     209,528
431     Other interest expense
107EXP  Construction work in progress
154EXP  General inventory
163EXP  Stores expenses undistributed                    3,745,012    1,121,350      975,215     692,597     955,850
165EXP  Prepaid expense
174EXP  Miscellaneous current and accrued expense
184EXP  Other expenses                                 -------------------------------------------------------------
				       TOTAL EXPENSES  $54,011,989  $12,767,091  $13,760,687 $13,443,929 $14,040,282
						       =============================================================

			      20 OF 28 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		  For the Year Ended December 31, 1997


		   Departmental Analysis of Salaries


							      Departmental Salary Expense
	    Name of Department                               Included in Amounts Billed to:    Number of
	  Indicate each department               Total       Parent      Other         Non     Personnel
	    or service function                  Amount     Company    Associates  Associates  End of Year
Directs - Arkansas Nuclear One                  $78,715,999            $78,715,999                 1,201
Directs - River Bend Nuclear Station (1)         52,711,246             52,711,246                   773
Directs - Grand Gulf Nuclear Station (1)         46,872,075             46,872,075                   807
Directs - Waterford 3 Nuclear Station            54,583,464             54,583,464                   758
Indirects - Arkansas Nuclear One                  5,786,322              5,786,322                    61
Indirects - River Bend Nuclear Station (1)        4,813,345              4,813,345                    40
Indirects - Grand Gulf Nuclear Station (1)        4,846,943              4,846,943                    41
Indirects - Waterford 3 Nuclear Station           4,746,224              4,746,224                    39

					       ------------           ------------                 -----
				       TOTAL   $253,075,618           $253,075,618                 3,720
					       ============           ============                 =====

(1) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.



	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		 For the Year Ended December 31, 1997


		      Outside Services Employed

Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


						   Relationship
						 "A" - Associate
						   "NA" - Non
       From Whom Purchased            Address       Associate   Amount

See pages 21 (2)  through 21 (11)





			21 OF 28 PAGES ( 1 )

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		 For the Year Ended December 31, 1997


		      Outside Services Employed

Instructions:
Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
payments included within the subaccount need be shown.   Provide a subtotal
for each type of service.


							 Relationship
							     "A" -
							   Associate
							  "NA" - Non
	     From Whom Purchased               Address     Associate      Amount
Outside Services - Auditing

COOPERS & LYBRAND                                             NA             $76,833
									     -------
							   Subtotal           76,833
									     -------

Outside Services - Engineering

ABB CE NUCLEAR POWER                                          NA          13,238,299
APTECH ENGINEERING SERVICES                                   NA             151,941
AURA ENERGY CORP                                              NA           1,958,920
BARNHART CRANE & RIGGING                                      NA             188,191
BCP TECHNICAL SERVICES INC                                    NA           5,473,617
BECHTEL POWER CORPORATION                                     NA           1,299,882
BENSINGER DUPONT & ASSOC INC                                  NA             111,736
BWIP INTERNATIONAL INC                                        NA              80,350
CHEM NUCLEAR SYSTEMS INC                                      NA           1,406,385
COOPER ENERGY SERVICES GROUP                                  NA             313,370
COSTA DEL MAR ENGINEERING CO                                  NA             254,380
CRITERIUM STEIN ENGINEERS                                     NA              47,400
CSI BURKHALTER RIGGING                                        NA              62,451
DOMINIION ENGINEERING INC                                     NA              63,000
DP ENGINEERING                                                NA             563,725
DUKE ENGINEERING & SERVICES INC                               NA           4,045,130
ERIN ENGINEERING & RESEARCH                                   NA             434,606
FRAMATOME TECHNOLOGIES INC                                    NA           5,405,458
GENERAL ELECTRIC CO                                           NA           3,910,211
GENERAL ELECTRIC NUCLEAR ENERGY                               NA           2,063,252
GULF ENGINEERING CO INC                                       NA           2,508,364
HARSTEAD ENGINEERING ASSOCIATES INC                           NA              71,476
HENNIGAN ENGINEERING CO INC                                   NA             256,180
INSERVICE ENGINEERING CO                                      NA             194,446
KALSI ENGINEERING INC                                         NA             309,700
KEYSTONE ENGINEERING INC                                      NA             169,060
MDM ENGINEERING CORP                                          NA             335,531
MECHANICAL DYNAMICS & ANALYSIS INC                            NA             264,573
NAI ENGINEERING SERVICES                                      NA              62,878
OAK RIDGE RISK MANAGEMENT                                     NA             166,102
OMEGA TECHNICAL SERVICES INC                                  NA             180,885
ONSITE ENGINEERING & MANAGEMENT INC                           NA             172,259
OTHER ENGINEERING SERVICES <$25,000 (17)                      NA              88,732
PATSCO BELCAN TECHNICAL SERVICES                              NA             201,457
RAYTHEON ENGINEERS                                            NA          11,291,078
SARGENT & LUNDY ENGINEERS                                     NA           2,883,762
SCIENCE APPLICATIONS INTERNATIONAL CORP                       NA             908,049
SCIENTECH INC                                                 NA             286,617
SCIENTIFIC ECOLOGY GROUP INC                                  NA           2,355,260
SCOTT MADDEN & ASSOCIATES                                     NA              99,176
SIEMENS POWER CORP.                                           NA           9,090,765
SIERRA NUCLEAR CORP                                           NA             127,017
STRUCTURAL INTEGRITY ASSOC INC                                NA             114,244
SWEC - GMC                                                    NA          39,722,132
THERMAL ENGINEERING INTERNATIONAL                             NA           3,359,036
VECTRA TECHNOLOGIES INC                                       NA           1,554,798
VOLT TECHNICAL SERVICES                                       NA           1,896,029
WESTINGHOUSE ELECTRIC CORP                                    NA          16,388,337
ZETEC INC                                                     NA            (225,623)
									------------
							   Subtotal      135,904,624
									------------
Outside Services - Management Consultants

ANDERSON ENGINEERING CONSULTANTS                              NA             144,969
APPLIED REASEARCH & ENGINEERING SERVICES                      NA              75,842
ATLANTIC GROUP INC                                            NA           3,391,065
C & E CONSULTING SERVICES                                     NA              27,035
CALGON INC                                                    NA           1,359,032
COMMUNICATIONS SPECIALIST INC                                 NA              55,102
DEVONRUE LTD INC                                              NA             120,142
ENERCON SERVICES INC                                          NA           4,591,718
ENERGY SYSTEMS SOLUTIONS INC                                  NA              28,750
GALLE CONSULTING SERVICES                                     NA              30,816
HELGESON SCIENTIFIC SERVICES                                  NA              55,979
HURST CONSULTING, INC                                         NA             320,927
IEPSON CONSULTING ENGINEERS                                   NA             442,066
INDEPENDENT CONSULTANT SERVICES                               NA             221,921
INNOVATIVE TECHNOLOGY SOLUTIONS INC                           NA              33,495
MARATHON CONSULTING GROUP INC                                 NA              42,685
MOLTEN METAL TECHNOLOGIES INC                                 NA             763,235
NILSSON PROFESSIONAL CONSULTING                               NA             668,598
NUCLEAR CONSULTING SERVICES INC                               NA              73,291
OTHER MGT CONSULTING SERVICES <$25,000 (17)                   NA             168,444
SEEK CONSULTING GROUP INC                                     NA             189,560
SPEC CONSULTANTS INC                                          NA           1,258,149
THERMO NUTECH EBERLINE ANAYLTICAL                             NA              45,718
TJBG CONSULTING INC                                           NA             135,864
ULTIMATE POWER SOLUTIONS INC                                  NA              62,692
ULTRA QUEST MANAGEMENT CORP                                   NA             114,060
									 -----------
							   Subtotal       14,421,155
									 -----------

Outside Services - Other

3M COMPANY                                                    NA              38,482
3SPACE INC                                                    NA              31,086
ABBOTT LABS                                                   NA              33,314
A E C L TECHNOLOGIES                                          NA             135,665
A & W INDUSTRIAL PAINTING                                     NA              65,174
AETNA HEALTH PLANS                                            NA             109,455
AGGREKO INC                                                   NA             246,102
AIR PRODUCTS & CHEMICALS INC                                  NA              26,211
ALGOR INC                                                     NA              28,857
ALLWASTE ENVIRONMENTAL SERVICES                               NA             196,904
ALTRAN CORP                                                   NA             146,300
ALTRIS SOFTWARE INC                                           NA             220,544
AM PM TEMPORARY SERVICES                                      NA             202,968
AMERICAN CONTRACTORS & LABOR SERVICE                          NA             381,974
AMERICAN ECOLOGY RECYCLE CENTER                               NA             643,500
AMERICAN ELECTRIC POWER CO INC                                NA              35,000
AMERICAN SOCIETY OF MECHANICAL ENGINEERS                      NA              50,299
AMERICAN TECHNICAL INSTITUTE                                  NA             100,783
AMERICAN TECHNICAL SERVICES                                   NA             183,655
AMERON PROTECTIVE COATINGS                                    NA             107,903
ANBEROKA SERVICES                                             NA             106,503
ANCHOR DARLING VALVE CO                                       NA              36,115
APOGEE SOFTWARE SYSTEMS INC                                   NA             299,747
ARKANSAS DEPT OF FINANCE & ADMINISTRATION                     NA             721,631
ARKANSAS TECH UNIVERSITY                                      NA              35,475
ARKWRIGHT MUTUAL INSURANCE                                    NA             319,003
ASSOCIATED TECHNICAL TRAINING SERVICES                        NA             111,900
BAKER TANKS GULF SOUTH INC                                    NA              53,118
BALL MECHANICAL SERVICES                                      NA              26,752
BARRON SERVICES INC                                           NA             179,587
BATON ROUGE MACHINE WORKS INC                                 NA              28,259
BATTELLE NORTHWEST                                            NA              97,546
BECHTEL SOFTWARE INC                                          NA             115,386
BENTLY NV CORP                                                NA              45,231
BR BLACKMARR & ASSOCIATES                                     NA              34,845
BRAND SCAFFOLD BUILDERS INC                                   NA             122,817
BRENT NOBLE CARPENTRY                                         NA              90,364
BROWN CUNNINGHAM AND GANNUCH                                  NA             112,383
BROWNING FERRIS INDUSTRIES                                    NA              82,455
BUQUET & LEBLANC INC                                          NA              35,848
BURRIS INC                                                    NA              33,919
CAIN INDUSTRIAL SERVICES                                      NA             344,118
CALDON INC                                                    NA             123,394
CALVERT CO                                                    NA             184,375
CANBERRA INDUSTRIAL INC                                       NA             109,039
CARBOLINE CO INC                                              NA              29,095
CAREER CHECK INC                                              NA              48,172
CARTER CHAMBERS SUPPLY INC                                    NA              29,318
CASE MATE INC                                                 NA             135,000
CATARACT INC                                                  NA             308,347
CENTRAL INTERSTATE                                            NA             255,000
CETROM ARCHITECTS & ENGINEERS                                 NA              35,174
CHAR SERVICES INC                                             NA             130,952
CHELAN INC                                                    NA             540,911
CHOICEPOINT                                                   NA             326,245
CIRLOT AGENCY                                                 NA              26,162
CLEVELAND ELECTRIC CO OF ARKANSAS                             NA              35,607
CM TECH CORP                                                  NA              39,767
COLTEC INDUSTRIES INC                                         NA              32,979
COMPUTATIONAL SYSTEMS INC                                     NA             293,750
COMPUTER ASSOCIATES INTERNATIONAL INC                         NA              28,949
CONCO SERVICES CORP                                           NA              26,020
CONTINENTAL TRAFFIC SERVICE INC                               NA              83,353
CONTROL TECHNOLOGIES INC                                      NA             179,803
COOLING TOWER TECHNOLOGIES INC                                NA             250,703
COOPER CAMERON CORP                                           NA              76,412
COOPERHEAT INC                                                NA              57,432
COPELAND & JOHNS INC                                          NA              29,696
COREY REGAN INC                                               NA              85,240
COUNTRY CARPETS                                               NA              33,002
CRANCH HARDY & ASSOCIATES INC                                 NA              42,989
CROSBY VALVE & GAGE                                           NA             485,724
DATA PORT INC                                                 NA              87,995
DATAPLEX CORP                                                 NA              57,059
DEFENDER SERVICES INC                                         NA             322,204
DEPENDABLE A/C CO INC                                         NA              45,390
DEPOSIT GUARANTY NATIONAL BANK                                NA              71,367
DEPARTMENT OF EMERGENCY MANAGEMENT                            NA              35,000
DIGITAL EQUIPMENT CORP                                        NA              87,556
DIVERSIFIED TECHNOLOGY SERVICE INC                            NA             514,365
DONALD C SHELTON                                              NA              69,275
DOUGLAS INC                                                   NA              28,623
DOVER ELEVATOR CO                                             NA              77,015
DRESSER RAND                                                  NA              59,929
DRYADES SAVINGS BANK                                          NA              49,465
DUBOSE NATIONAL ENERGY SERVICES INC                           NA             283,968
EARTH TECH                                                    NA              36,172
EASTERN TECHNOLOGIES INC                                      NA             697,755
ECOLOCHEM INC                                                 NA              42,916
EG&G INSTRUMENTS                                              NA              28,000
ELECTRO TEST INC                                              NA             157,343
ELITE PERSONNEL SERVICE INC                                   NA              76,905
EMERALD COAST SERVICES INC                                    NA             345,768
ENCORE COMPUTER CORP                                          NA              35,310
ENERGY TRANSPORTATION INC                                     NA              35,000
ENERTECH INC                                                  NA             195,916
ENGINEERING SERVICE                                           NA              32,611
ENTERGY SERVICES INC                                           A          12,627,613
ENVIRONMENTAL ENTERPRISES INC                                 NA              91,732
ENVIROSOLVE SOUTHWEST INC                                     NA              67,490
EPRI                                                          NA           1,106,800
E W SAYBOLT & CO INC                                          NA              52,507
EXCEL SERVICES CORP                                           NA             638,148
EXPRESS SERVICES INC                                          NA             252,399
EYELINE OPTICAL                                               NA              39,429
FEDERAL EMERGENCY MANAGEMENT INC                              NA             585,984
FILENET CORP                                                  NA              29,115
FIRST UNION NATIONAL BANK                                     NA              30,159
FISCAL SERVICES                                               NA             721,519
FISHER SCIENTIFIC CO                                          NA              33,922
FLOWMORE SERVICES INC                                         NA              43,500
FPI INTERNATIONAL                                             NA              40,882
FREEZE TECHNOLOGY INTERNATIONAL INC                           NA              89,113
FRHAM SAFETY PRODUCTS INC                                     NA             144,632
FROST-BARBER INCORPORATED                                     NA              53,950
FRU CON TECHNICAL SERVICES INC                                NA             127,618
FTN ASSOCIATION                                               NA              25,022
FUEL TANK MAINTENANCE                                         NA             117,527
FURMANITE AMERICA INC                                         NA             137,937
GARDEN & PET CENTER                                           NA              88,164
GARRISON CO                                                   NA              36,468
GCR & ASSOCIATES INC                                          NA              37,534
GD BARRI AND ASSOCIATES                                       NA             222,637
GDS ASSOCIATES INC                                            NA              83,482
GENERAL PHYSICS CORP                                          NA           1,196,784
GERHARDTS INC                                                 NA              41,072
GMW MAINTENANCE INC                                           NA              83,184
GRAY HILSMAN MD                                               NA              99,280
GREENBRIAR DIGGING SERVICE                                    NA             502,327
H BROWN MACHINE SHOP INC                                      NA             125,595
H PARKER & CO INC                                             NA              51,950
HENDERSON SPECIALTIES INC                                     NA             160,131
HI POINT INC                                                  NA              46,476
HI TECH SERVICES, INC                                         NA             418,503
HINDS COMMUNITY COLLEGE                                       NA              32,947
HJ MERRIHUE INC                                               NA             204,546
HOLTEC INTERNATIONAL                                          NA             340,850
HONEYWELL INC                                                 NA             122,560
HYDROCHEM INDUSTRIAL SERVICES INC                             NA             309,268
ICESOLV INC                                                   NA              46,550
INDUSTRIAL EQUIPMENT & VEHICLE MAINTENANCE                    NA              88,221
INDUSTRIAL MEDICAL CENTER                                     NA              80,158
INDUSTRIAL PRESSURE INC                                       NA              30,222
INFORMATION HANDLING SERVICES INC                             NA             131,371
INGERSOLL DRESSER PUMP CO INC                                 NA             163,103
INSTITUTE OF NUCLEAR POWER                                    NA              73,520
INSULATIONS INC                                               NA           1,596,321
INTECH INC                                                    NA             204,750
INTEGRA SERVICES TECHNOLOGY INC                               NA              28,427
INTERGRAPH CORP                                               NA              53,447
IONICS INC                                                    NA             796,837
J E MERIT CONSTRUCTORS INC                                    NA             532,646
JOHN H CARTER CO INC                                          NA              33,384
JOHN M MONTGOMERY                                             NA             125,326
JULIUS A PAYNE CO INC                                         NA              35,806
KALY NUCLEAR SERVICES                                         NA             182,159
KELLY INDUSTRIES INC                                          NA              39,384
KEPNER TREGOE INC                                             NA              38,202
KINDRICK TRUCKING CO INC                                      NA              30,886
KOCH SULFUR PRODUCTS CO INC                                   NA              31,071
KOS INC                                                       NA             109,094
LA DEPARTMENT OF ENVIRONMENTAL QUALITY                        NA             163,945
LA LANDSCAPING MAINTENANCE CO                                 NA              25,205
LA LIFT & EQUIPMENT                                           NA              33,045
LA MAINTENANCE SERVICES INC                                   NA           1,048,687
LA OFFICE OF EMERGENCY PREPAREDNESS                           NA              69,000
LOUISIANA STATE UNIVERSITY                                    NA             123,591
LAIDLAW ENVIRONMENTAL SERVICES                                NA              70,489
LASSO & ASSOCIATES                                            NA              29,898
LEASING SOLUTIONS INC                                         NA              41,511
LEROY DANOS MAINTENANCE SERVICES                              NA             132,174
LIBERTY TECHNOLOGIES                                          NA              65,857
M DIRK ORY MD                                                 NA              39,468
MANPOWER INC                                                  NA              49,979
MANUFACTURING SCIENCES CORP                                   NA             185,705
MARRIOT HOTEL SERVICES INC                                    NA              27,380
MEASUREMENTS INC                                              NA              25,730
MGP INSTRUMENTS INC                                           NA              33,068
MID SOUTH DREDGING CO                                         NA             159,599
MONTGOMERY KONE INC                                           NA             104,616
MPR ASSOCIATES                                                NA             454,394
MS EMERGENCY MANAGEMENT AGENCY                                NA             248,350
MS ENTERPRISE FOR TECHNOLOGY                                  NA             237,249
NALCO CHEMICAL CO                                             NA              43,030
NCS CORPORATION                                               NA              76,812
NES INC                                                       NA              46,953
NICHOLAS ACOUSTICS  & SPECIALTY CO                            NA              49,802
NICHOLS CONSTRUCTION CORP                                     NA              44,750
NISYS CORP                                                    NA             112,784
NOLA COMPUTER SERVICES INC                                    NA              36,985
NORSTAN COMMUNICATIONS INC                                    NA             357,200
NORTH AMERICAN CONTRACT EMPLOYEE SERVICES                     NA             135,842
NORTH CAROLINA STATE UNIVERSITY                               NA              25,000
NSSI SOURCES & SERVICES INC                                   NA              26,000
NTS TECHNICAL SERVICES INC                                    NA           1,918,198
NUCLEAR LOGISTICS INC                                         NA              66,027
NUCLEAR PLACEMENT SERVICES                                    NA             111,734
NUCON INC                                                     NA              40,782
NUENERGY INC                                                  NA              50,558
NUKEM INC                                                     NA             110,247
NUMANCO LLC                                                   NA           3,384,067
NUS INFORMATION SERVICES INC                                  NA              26,500
NWT MFG CORP                                                  NA              29,977
OCHSNER CLINIC                                                NA             124,521
OEM INC                                                       NA             697,583
ON TARGET TECHNOLOGIES                                        NA             172,144
OPERATION TECHNOLOGY INC                                      NA              33,949
OTHER SERVICES - <$25,000 (959)                               NA           4,547,497
OXFORD & ASSOCIATES INC                                       NA             282,401
PACE ANALYTICAL SERVICES INC                                  NA              25,862
PANASONIC INDUSTRIAL CO                                       NA              45,284
PAR SYSTEMS INC                                               NA             144,232
PCI ENERGY SERVICES                                           NA             210,435
PDMA CORP                                                     NA              75,294
PEFCO TECHNICAL INC                                           NA              61,862
PERFORMANCE CONTRACTING INC                                   NA             291,168
PETER B STARK & ASSOCIATES INC                                NA              66,380
PHILIP C WAGNER                                               NA              70,561
PINKERTON SECURITY & INVESTIGATION                            NA             174,085
PLANT MACHINE WORKS INC                                       NA              36,196
PLASTOCOR INC                                                 NA              49,122
PN SERVICES, INC                                              NA             172,534
POLAROID CORP                                                 NA              27,449
POOLED EQUIPMENT INVENTORY CO                                 NA              59,314
POWER AND CONTROL SYSTEMS INTERNATIONAL                       NA              51,578
POWERCERV                                                     NA              26,796
PRODUCTIVITY POINT INTERNATIONAL                              NA              53,226
PROFESSIONAL BUILDING SERVICE                                 NA             471,949
PYBURN & ODOM INC                                             NA              35,511
PYTHON CORP                                                   NA             108,760
RALPH A HILLER CO                                             NA             235,048
RAZORBACK DISPOSAL INC                                        NA              48,414
RED SIMPSON INC                                               NA              44,409
RED STICK ARMATURE WORKS INC                                  NA              82,114
RHONE POULENC BASIC CHEMICAL                                  NA             164,572
RHR INTERNATIONAL CO                                          NA             232,089
RIVER PARISH DISPOSAL INC                                     NA             132,603
RIVER PARISH MAINTENANCE                                      NA           2,840,955
RIVER REGION MEDICAL CORP                                     NA             124,747
RIVERLANDS HORTICULTURAL SERVICE                              NA              38,999
RNI TECHNOLOGIES                                              NA              44,630
ROBERT D MARTIN                                               NA              29,284
S3 TECHNOLOGIES                                               NA              71,741
SALCO CONSTRUCTION                                            NA              72,605
SANFORD & ASSOCIATES                                          NA              39,656
SAXON MACHINE TOOL REBUILDERS INC                             NA              65,485
SCOTT CONSTRUCTION EQUIPMENT                                  NA              32,835
SEA BREX MARINE                                               NA             891,929
SEAMOSS INC                                                   NA              27,567
SEARCH & RECRUIT INTERNATIONAL                                NA              70,350
SECURITY SUPPORT SERVICES                                     NA              27,536
SERVICE PUMP & COMPRESSOR INC                                 NA              47,211
SHEPHERD SALES & SERVICE INC                                  NA              33,136
SILICON GRAPHICS COMPUTER SYSTEMS                             NA              26,071
SMITHKLINE BEECHAM CLINICAL LAB                               NA              31,925
SOFTWARE SENSE SYSTEMS INC                                    NA              32,954
SOUTH MISSISSIPPI EPA                                         NA              48,684
SOUTHERLAND FABRICATION                                       NA              36,824
SOUTHWEST ELECTRIC CO                                         NA             126,777
SOUTHWEST RESEARCH INSTITUTE                                  NA              76,019
SPECTRA INC                                                   NA              58,153
SPH CRANE & HOIST INC                                         NA              32,615
ST CHARLES PARISH                                             NA              95,000
ST JOHN THE BAPTIST PARISH                                    NA             120,000
STANDARD MAINTENANCE & RENTALS                                NA              55,613
STANDARD SUPPLY & HARDWARE                                    NA             281,982
STAR SERVICE INC                                              NA             197,822
STATE OF LOUISIANA MILITARY DEPARTMENT                        NA              34,500
STEVENSON & ASSOCIATES                                        NA              40,624
STEWART D EBNETER                                             NA              44,271
STONE & WEBSTER CONSTRUCTION CO                               NA             116,974
STUDSVIK OF AMERICA                                           NA              37,205
SULZER BINGHAM PUMPS INC                                      NA              26,360
SYNERGY                                                       NA             113,679
SYNETICS CORP                                                 NA             183,707
SYSECA INC                                                    NA              42,615
TARGET ROCK CORP                                              NA              35,317
TAYLOR BACKHOE & NURSERY                                      NA             102,150
TEAM INDUSTRIAL SERVICES INC                                  NA              62,153
TEMPO INC                                                     NA             296,773
TENERA OPERATIONS CO                                          NA              28,970
TENSAS PARISH OFFICE OF EMERGENCY                             NA              90,934
TERRY TRANE SERVICE AGENCY INC                                NA              44,388
TN VALLEY AUTHORITY                                           NA             114,124
TODAY'S OFFICE                                                NA             216,926
TODD ELECTRIC INC                                             NA             193,851
TRAINA MECHANICAL INC                                         NA              40,336
TRANSCO PRODUCTS INC                                          NA             648,571
TULANE UNIVERSITY                                             NA              70,000
UNDERWATER CONSTRUCTION CORP                                  NA              45,039
UNIVERSAL PERSONNEL SERVICE CO                                NA              48,353
UNIVERSITY OF MARYLAND OFFICE                                 NA             115,657
UTILITY SYSTEMS SERVICES INC                                  NA             558,563
VATTENFALL USA                                                NA             663,990
VECTRA WASTE SERVICES                                         NA             412,264
VISION ASSOCIATES INC                                         NA             125,115
VPA CORPORATION                                               NA             131,776
WACHS TECHNICAL SERVICES INC                                  NA              63,610
WACKENHUT CORP                                                NA          13,009,817
WAL MART STORES INC                                           NA              25,015
WASHINGTON PUBLIC POWER SUPPLY                                NA             110,000
WASTE MANAGEMENT                                              NA              93,971
W D ASSOCIATES INC                                            NA             981,818
WELDING SERVICES INC                                          NA             315,061
WELDING TESTING LAB INC                                       NA              37,214
WESTERN STAFF SERVICES                                        NA             336,868
WESTERN TEMPORARY SERVICES                                    NA             359,506
WESTROPE INDUSTRIAL COATING                                   NA              82,388
WILLIAMS INDUSTRIAL SERVICES INC                              NA             194,430
WILTEL COMMUNICATIONS SYSTEMS                                 NA              88,141
WOOD RESOURCES CORP                                           NA              54,000
WYLE LABORATORIES                                             NA             148,717
YANKEE ATOMIC ELECTRIC                                        NA              25,440
YORK INTERNATIONAL CORP                                       NA              89,305
									------------
							   Subtotal       84,761,057
									------------
							     TOTAL      $235,163,669
									============


			21 OF 28 PAGES

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		 For the Year Ended December 31, 1997


		   Employee Pensions and Benefits

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

			   Description                     Amount

Group Dental Insurance                                      $177,444
Group Life Insurance                                         761,662
Group LTD Insurance                                          593,965
Group Medical Insurance                                   13,970,842
Savings Plan                                               4,488,177
Special Services - Entergy Services Inc.                   1,858,974
							 -----------
						  TOTAL  $21,851,064
							 ===========



		 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 1997

		       General Advertising Expenses



Instructions:
Provide a listing of the amount included in "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description          Name of Payee                        Amount

Public Relations     J & J Specialty Advertising        $414,113
		     Ramona Robuck Advertising Corp       16,651
		     Millner & Associates                 15,114
		     Ketco Advertising Specialities Co     5,526
		     Channing L Bete Co Inc.               4,496
		     Natchez Democrat                      3,905
		     Others less than $3,000              16,929
Recruiting           Entergy Services Inc.                35,418
		     Others less than $3,000               3,965
							--------
					      TOTAL     $516,117
							========


			22 OF 28 PAGES

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		 For the Year Ended December 31, 1997


		   Miscellaneous General Expenses

Instructions:
Provide a listing of the amount included in "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

		Description                                     Amount

Director Fees & Expenses                                        $115,583
Nuclear Energy Institute Fees                                  1,119,838
Institute of Nuclear Power Operations Inc. Fees                2,056,630
Electric Power Research Institute Fees                         2,709,071
Other                                                            173,760
							      ----------
						       TOTAL  $6,174,882
							      ==========



	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		 For the Year Ended December 31, 1997


				Rents

Instructions.
Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

	  Type of Property                               Amount

Building                                                $3,383,568
Office Equipment                                         2,546,224
Tool                                                       451,323
Computer Equipment                                       2,229,545
Telecommunications                                       1,104,472
Entergy Services Inc. Billings                           3,540,401
Other                                                    2,291,951
						       -----------
						 TOTAL $15,547,484
						       ===========

		     23 OF 28 PAGES

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		 For the Year Ended December 31, 1997


		   Taxes Other Than Income Taxes


Instructions:
Provide an analysis of "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and
(2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	   Kind of Tax                                      Amount

OTHER THAN U.S. GOVERNMENT TAXES:
    Ad Valorem                                               $89,785
    Franchise                                                  2,643
    State Unemployment                                       308,099
    Other Payroll Taxes                                     (315,987)
							 -----------
	SUBTOTAL                                              84,540
							 -----------
U.S. GOVERNMENT TAXES:
    FICA                                                  14,933,035
    Federal Unemployment                                     154,201
    Other Payroll Taxes                                    2,019,129
							 -----------
	SUBTOTAL                                          17,106,365
							 -----------
						   TOTAL $17,190,905
							 ===========

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		 For the Year Ended December 31, 1997


			     Donations


Instructions:
Provide a listing of the amount included in "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

    Name of Recipient                  Purpose of Donation      Amount

United Way                               Charity                $57,145
Junior Achievement of Mississippi        Contribution             8,585
Chamber of Commerce                      Contribution             5,500
Mississippi State University Foundation  Contribution             4,254
USS Louisiana Commissioning Foundation   Contribution             4,500
Art Forms Screenprinting                 Contribution             3,956
Mississippi Manufacturers Association    Contribution             3,250
Port Gibson Main St Inc.                 Contribution             3,000
Van Winkle Elementary School             Contribution             3,000
Various Associations/Charities           Contribution            65,313
							       --------
							TOTAL  $158,503
							       ========



			24 OF 28 PAGES

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		 For the Year Ended December 31, 1997


			  Other Deductions

Instructions:
Provide a listing of the amount included in "Other Deductions," classifying such expenses according to their nature.

	   Description                    Name of Payee           Amount

Legal, consulting, entertainment      Entergy Services Inc.      $120,186
  and other
Congressional Information Program     Nuclear Energy Institute     12,258
 sponsorships
Awards                                J & J Specialty Advertising  11,512
Congressional Information Program     Wyndham Hotel                 9,205
 lodging
Entertainment and other               Various                      17,574

								 --------
						TOTAL            $170,735
								 ========

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		 For the Year Ended December 31, 1997


	     Schedule XVIII - Notes to Statement of Income


Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 14 ( 2 ) through 14 ( 6 ).


			      25 OF 28 PAGES


	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		 For the Year Ended December 31, 1997


			   Organization Chart


		     See pages 26 (1) through 26 (9)



	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		 For the Year Ended December 31, 1997


			 Methods of Allocation



The allocation of expenses not directly attributable to a particular nuclear station are based on factors such as generating capacity, number of employees, number of plant sites, number of vouchers, and man hours worked. These expenses are allocated using expense work orders which have a fixed allocation method assigned. New allocation methods are added and existing methods are modified as needed.


	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


		 For the Year Ended December 31, 1997


       Annual Statement of Compensation for Use of Capital Billed


			      - None -

			   26 OF 28 PAGES

	  ANNUAL REPORT OF ENTERGY OPERATIONS INC.

	    For the Year Ended December 31, 1997

		     Organization Charts



Chart #1 - Group President  & Chief Nuclear Operations Officer

President & Chief Nuclear Operations Officer

	  Senior Executive Secretary
	  Senior Executive Secretary

Direct Reports:

Director, Business Services
Director, Nuclear Fuels
Director, Total Quality
Director, Human Resources - Nuclear
Executive Vice President
Vice President, Operations
Vice President, Finance & Administration/Assistant Treasurer
General Attorney - Generation



	  Chart #2 - Director of Business Services

Director, Business Services

	  Senior Secretary

Direct Reports:

Manager, Regulatory & Performance Reporting
Manager, Financial Control

		       26 OF 28 PAGES ( 1 )

	     ANNUAL REPORT OF ENTERGY OPERATIONS INC.

	    For the Year Ended December 31, 1997

		     Organization Charts



Chart #3 - Manager, Regulatory and Performance Reporting

Manager, Regulatory and Performance Reporting

Direct Reports:

Senior Lead Accountant
Senior Staff Accountant
Senior Lead Financial Analyst
Senior Lead Financial Analyst
Financial Analyst II



	    Chart #4 - Manager, Financial Control

Manager, Financial Control

Direct Reports:

Financial Analyst III
Financial Analyst III
Financial Analyst III
Financial Analyst III
Senior Financial Analyst
Senior Accountant
Specialist IV - Central
Student Employee






			26 OF 28 PAGES ( 2 )


	  ANNUAL REPORT OF ENTERGY OPERATIONS INC.

	    For the Year Ended December 31, 1997

		     Organization Charts



	     Chart #5 - Director, Nuclear Fuels

Director, Nuclear Fuels

	  Senior Secretary

Direct Reports:

Senior Engineer
Coordinator, Nuclear Fuels Supply



	     Chart #6 - Director, Total Quality

Director, Total Quality

	  Senior Secretary

Direct Reports:

Coordinator, Quality
Coordinator, Safety Review
Technical Specialist IV
Quality Specialist IV
Senior Lead Facilitator
Senior Lead Facilitator
Senior Lead Facilitator
Senior Facilitator




		     26 OF 28 PAGES ( 3 )



	  ANNUAL REPORT OF ENTERGY OPERATIONS INC.

	    For the Year Ended December 31, 1997

		     Organization Charts



       Chart #7 - Director, Human Resources - Nuclear

Director, Human Resources - Nuclear

	  Senior Secretary

Direct Reports:

Lead Human Resources Representative
Lead Human Resources Representative
Human Resources Representative
Human Resources Representative
Human Resources Representative
Manager, Employee Relations
Manager, Employee Relations
Manager, Employee Relations
Manager, Employee Relations
Specialist IV - Central
Student Employee



	     Chart #8 - Executive Vice President

Executive Vice President

	  Senior Executive Secretary

Direct Reports:

Vice President Operations - River Bend
Vice President Operations - Grand Gulf Nuclear
Vice President Operations - Waterford 3
Vice President Operations - Arkansas Nuclear One
Vice President Support
Vice President Engineering


		  26 OF 28 PAGES ( 4 )

	  ANNUAL REPORT OF ENTERGY OPERATIONS INC.

	    For the Year Ended December 31, 1997

		     Organization Charts



Chart #9 - Vice President Operations River Bend Nuclear Station

Vice President Operations River Bend Nuclear Station

	  Executive Secretary

Direct Reports:

Director, Training
Director, Site Support
Director, Nuclear Safety & Regulatory Affairs
Director, Quality
General Manager, Plant Operations
Manager, Change
Coordinator, Site Administration Program
Trainee, Operations Management



Chart #10 - Vice President Operations Grand Gulf Nuclear Station

Vice President Operations Grand Gulf Nuclear Station

	  Executive Secretary

Direct Reports:

Director, Nuclear Safety & Regulatory Affairs
Director, Plant Project & Support
Director, Quality
General Manager, Plant Operations
Manager, Training
Coordinator, Site Administration Program

			26 OF 28 PAGES ( 5 )

	  ANNUAL REPORT OF ENTERGY OPERATIONS INC.

	    For the Year Ended December 31, 1997

		     Organization Charts



Chart #11 - Vice President Operations Waterford 3 Nuclear Station

Vice President Operations Waterford 3 Nuclear Station

	  Executive Secretary

Direct Reports:

Director, Quality
Director, Nuclear Safety & Regulatory Affairs
Director, Plant Modifications & Construction
Director, Site Support
Director, Training
General Manager, Plant Operations



Chart # 12 - Vice President Operations Arkansas Nuclear One

Vice President Operations Arkansas Nuclear One

	  Executive Secretary

Direct Reports:

Director, Licensing
Director, Training
Director, Support
Director, Quality
Director, Quality
Business Agent
Manager, Plant Modifications
General Manager, Plant Operations
Coordinator, Site Administration Program

		26 OF 28 PAGES ( 6 )


	  ANNUAL REPORT OF ENTERGY OPERATIONS INC.

	    For the Year Ended December 31, 1997

		     Organization Charts



       Chart  #13 - Vice President Operations Support

Vice President Operations Support

	  Executive Secretary

Direct Reports:

Director, Nuclear Support-Operations, Maintenance &
Technical
Director, Material, Purchasing & Contracts
Director, Nuclear Safety & Licensing
Manager, Corporate Assessments
Administrator Coordinator II
Manager, Security



	   Chart #14 - Vice President Engineering

Vice President Engineering

	  Executive Secretary


Direct Reports:

Director, Design Engineering
Director, Design Engineering
Director, Design Engineering
Director, Design Engineering
Manager, Engineering Support
Manager, Engineering Programs
Manager, Nuclear Engineering Analysis
Project Manager, Steam Generation

		     26 OF 28 PAGES ( 7 )

	  ANNUAL REPORT OF ENTERGY OPERATIONS INC.

	    For the Year Ended December 31, 1997

		     Organization Charts


	    Chart #15 - Vice President Operations

Vice President Operations

Direct Reports:

Director, Modification & Special Projects
Director, Nuclear Licensing
Manager, Engineering Design



	    Chart #16 - Vice President, Finance &
	     Administration/Assistant Treasurer

Vice President, Finance & Administration/Assistant Treasurer

		 Senior Secretary

Direct Reports:

Director, Human Resources - Maine Yankee
General Manager
Manager, Financial Control
Manager, Engineering  Design
Senior Financial Analyst
Senior Financial Analyst
Senior Accountant
Technician Assistant
Technician Assistant
Communication Specialist III
Engineer II


		       26 OF 28 PAGES ( 8 )


	  ANNUAL REPORT OF ENTERGY OPERATIONS INC.

	    For the Year Ended December 31, 1997

		     Organization Charts



	  Chart #17 - General Attorney - Generation

General Attorney, Generation

	  Executive Secretary

Direct Reports:

Coordinator, Legal & Risk Management
Analyst III



		     26 OF 28 PAGES ( 9 )

	     ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		       Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued the reunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer the reunto duly authorized.


				      Entergy Operations, Inc.
				    (Name of Reporting Company)


			       By:    /s/ Louis E. Buck, Jr.
				   (Signature of Signing Officer)



				   Louis E. Buck, Jr. Vice President and
					Chief Accounting Officer
				(Printed Name and Title of Signing Officer)

Date: April 29, 1998


			     27 OF 28 PAGES






			28 OF 28 PAGES (BLANK)

